THEMIS TRADING LLC
REPORT PURSUANT TO RULE 17A-5(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2025

PUBLIC

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65260

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **THEMIS TRADING LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 TOWN SQUARE, SUITE #100

(No. and Street)

CHATHAM	**NJ**	**07928**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL ZAJAC	**973-665-9600**	PZAJAC@THEMISTRADING.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB & COMPANY, P.A.

(Name – if individual, state last, first, and middle name)

100 EST SYBELIA AVENUE, SUITE #130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

07/28/2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL S ZAJAC_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THEMIS TRADING LLC_____, as of 12/31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRIGITTE RICHTER-HAJDUK
Notary Public - State of New Jersey
My Commission Expires Jun 7, 2026

Signature:

Title:
MANAGING MEMBER

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Themis Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Themis Trading LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Themis Trading LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Themis Trading LLC's management. Our responsibility is to express an opinion on Themis Trading LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Themis Trading LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Themis Trading LLC's auditor since 2023.

Maitland, Florida

March 16, 2026

THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	223,497
Deposit with clearing broker		500,000
Due from clearing broker		373,922
Fixed assets at cost, net of accumulated depreciation of $ 169,881		2,742
Other assets		15,595
TOTAL ASSETS	$	1,115,756

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES

Soft dollar expense	$	8,142
Accrued expenses and other liabilities		326,193
		334,335
MEMBERS' CAPITAL		781,421
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,115,756

The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION AND NATURE OF BUSINESS

Themis Trading LLC (the "Company") was organized under the laws of the State of Delaware on February 19, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Investors' Exchange LLC, and 15 states. The Company is engaged in a single line of business as a securities broker-dealer, comprising of agency transactions. In this capacity the Company executes agency-based brokerage and soft dollar transactions for institutional customers. The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets, LLC ("RBC").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market value ("market risk") or failures of counterparty performance ("credit risk") exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market risk through the use of a variety of credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit risk of each institutional counterparty with which it conducts business.

The Company introduces its customer transactions on a fully disclosed basis to RBC for correspondent clearing services in accordance with the terms of a clearing agreement. In connection with the agreement RBC has agreed to perform clearing and depository operations, and the Company has agreed to indemnify RBC for losses that it may sustain related to the Company's customers. At December 31, 2025, the deposit with clearing broker reflected on the statement of financial condition was substantially in cash held by RBC.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is charged to operations over the estimated useful lives of the assets on a straight-line basis.

Due from clearing broker comprises amounts due form the clearing firm for commissions on December 31, 2025.

Brokerage transactions are classified as operating activities on the statement of cash flows since this is the Company's principal business activity.

The Company recognizes revenue in accordance with Accounting Standards Update No. 2014-09 as codified in ASC 606 and records commission, other revenue, and interest as well as clearing expenses on a trade date basis as transactions occur. The trade date is the date that pricing, performance obligations, and ownership terms are agreed upon.

For purposes of reporting cash and cash equivalents, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash accounts with several financial institutions with balances that may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits and Securities Investor Protection Corporation ("SIPC") insurance limits, respectively. At year end, amounts were under the FDIC and SIPC insurance limits.

3.   INCOME TAXES

The Company has elected to be recognized as an S-corporation by the Internal Revenue Service for tax purposes only. For state income tax purposes, the Company recognizes corporation business tax ("CBT") at the maximum level of $1,500, which is included in other expenses on the Statement of Operations. The Company's income or loss is reportable by its shareholders on their individual tax returns.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2025 management has determined that there are no material uncertain income tax positions.

4.   SOFT DOLLAR EXPENSE

The Company's clients are permitted to allocate a portion of their gross commissions to pay for third party research that is consistent with the guidelines set forth in SEA Section 28(e). Soft dollar expense and liabilities are recognized upon trade execution for a predetermined portion of the commission allocated to soft dollar. On December 31, 2025, $8,142 is included in other liabilities related to these accrued commission payments.

5.   CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss methodology to estimate expected credit losses during the entire life of any existing financial asset. Under the accounting update, Themis has the ability to determine that there are no or limited expected credit losses associated with its business, such as the risk related to institutional counterparty credit quality during the transaction settlement period. The Company had commissions receivable of $373,922, primarily from trade date transactions, as of December 31, 2025.

6.   FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

6.   FAIR VALUE (CONTINUED)

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the companies fair value hierarchy for investments measured at fair value on a recurring basis on December 31, 2025:

	Level I
Money Market	2,961
Total Investments	$2,961

7.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company is leasing its office space on a month-to-month basis at the rate of $ 4,403 per month. The total paid for the year ends December 31, 2025 was $ 52,832

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended.

8.   SEA RULE 15C3-3

The Company is exempt from the provisions of the SEC customer protection rules, SEA Rule 15c3-3 under Paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to clients and executes all financial transactions on behalf of clients on a fully disclosed basis through its clearing firm.

9.   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency and soft dollar transactions. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see note 2).

10.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's net capital rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $763,074, which exceeded the minimum requirement of $100,000 by $663,074. The Company's ratio of aggregate indebtedness to net capital at that same date was 0.44 to 1.

11.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional clients. These activities may expose the Company to off balance sheet credit risk in the event a client is unable to fulfill its contracted obligation.

12.   COMPANY CONDITION

The Company has a loss of $ 52,278 for the year ended December 31, 2025. Management believes that they have sufficient capital to continue operations and to maintain compliance with minimum net capital requirements.

13.   SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2025, and through March 17, 2026, the date that these financial statements were available to be issued and has concluded that no further information is required to be recognized or disclosed.